STONE RIDGE TRUST III
405 Lexington Avenue, 55th Floor
New York, New York 10174

March 20, 2015

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:  James E. O’Connor, Esq.

Re:	Stone Ridge Trust III (the “Trust”)
Registration Statement on Form N-2
File Numbers: 333-201265; 811-23018

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-2 be accelerated to Friday, March 20, 2015, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Lauren D. Macioce of Ropes & Gray LLP at (212) 596-9883 as soon as the Registration Statement has been declared effective.

Very truly yours,

STONE RIDGE TRUST III

By: /s/ Jane Korach
Name: Jane Korach
Title: Secretary

QUASAR DISTRIBUTORS, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 20, 2015

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:  James E. O’Connor, Esq.

Re:	Stone Ridge Trust III (the “Trust”)
Registration Statement on Form N-2
File Numbers: 333-201265; 811-23018

Dear Mr. O’Connor:

The undersigned, as distributor of the above-captioned Trust, hereby joins in the Trust’s request that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to Friday, March 20, 2015, or as soon thereafter as practicable.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

By: /s/ James Schoenike
Name: James Schoenike
Title: President